                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                              Simon Worldwide, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    828815100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------------
(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,002,232
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,002,232
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,002,232
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,002,232
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,002,232
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,002,232
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,002,232
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,002,232
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,002,232
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 4 amends the
Schedule 13D as specifically set forth.

      Item No. 4 is hereby amended to include the following:

      On February 25, 2007, Everest, on behalf of the Reporting Persons, sent a letter and Memorandum of Understanding ("Memorandum") to the Board of Directors
of the Issuer and Yucaipa AEC Associates, LLC, a principal shareholder of the
Issuer ("Yucaipa"), proposing a financial restructuring of the Issuer (the
"Restructuring"), which Restructuring would be subject to shareholder approval, including Yucaipa, as the holder of all of the Issuer's outstanding Series A1
Senior Cumulative Participating Convertible Preferred Stock ("Series A Preferred
Stock"). The main points of the Restructuring, as covered in the Memorandum, are:

      o The exchange, by the Issuer, of all its outstanding shares of the Series
        A Preferred Stock for a number of shares of common stock, $.01 par value of the Issue  ("Shares"),  equal to 70% of the  issued  and  outstanding
        Shares (on a fully  diluted  basis) to  Yucaipa,  immediately  after the proposed  Restructuring.  The other 30% of the  issued  and  outstanding
        Shares shall be held by the holders of the Shares  immediately  prior to the Restructuring; and

      o The election of two representatives of Everest to the Board of Directors of the Issuer.

      The Reporting Persons intend, should the Issuer and Yucaipa find the proposal acceptable, to work with all parties to consummate the Restructuring as soon as practicable. The Reporting Persons also reserve the right to take any action they deem appropriate if a mutually agreeable Restructuring cannot be negotiated.

      Item 5 (a) is hereby amended and restated in its entirety to read as follows:

      5 (a) As of February 25, 2007, the Reporting Persons may be deemed to own beneficially 2,002,232 Shares which constitutes approximately 12.0% of the
16,673,193 outstanding shares of the Common Stock (based upon the number of shares that were reported to be outstanding as of November 3, 2006 in the
Issuer's Form 10-Q for the period ended September 30, 2006 filed with Securities and Exchange Commission on November 13, 2006). MEFM, by virtue of its status as the general partner of Everest, may be deemed to own beneficially the Shares held by Everest. Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to own beneficially the Shares held by Everest. MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

      Item 7 is hereby amended to include the following:

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit D --      Letter and Memorandum of Understanding dated February 25, 2007 by Everest Special Situations Fund, L.P. to the Board of
                  Directors of Simon Worldwide, Inc. and Yucaipa AEC Associates,
                  LLC.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February, 27 2007            EVEREST SPECIAL SITUATIONS FUND L.P.

                                    By: Maoz Everest Fund Management Ltd.,
                                        its General Partner

                                    By: /s/ Elchanan Maoz
                                        ----------------------------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    MAOZ EVEREST FUND MANAGEMENT LTD.

                                    By: /s/ Elchanan Maoz
                                        ----------------------------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    /s/ Elchanan Maoz
                                    --------------------------------------------
                                    ELCHANAN MAOZ

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                    Page
-------                                                                    ----

A     Directors   and   Executive   Officers  of  Maoz  Everest  Fund
      Management Ltd. (previously filed).                                   --

B     Joint Filing Agreement dated March 7, 2006 (previously filed).        --

C     Letter dated May 11, 2006 by Everest Special Situations Fund,         --
      L.P. to the Board of Directors of Simon Worldwide, Inc.
      (previously filed)

D     Letter and Memorandum of Understanding dated February 25, 2007      8 - 14
      by Everest Special Situations Fund, L.P. to the Board of
      Directors of Simon Worldwide, Inc. and Yucaipa AEC Associates,
      LLC.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

                                                                       Exhibit D

                      EVEREST SPECIAL SITUATIONS FUND L.P.
                                 Platinum House
                               21 Ha'arbaa Street
                              Tel Aviv 84739 Israel
                               Tel: 972-3-6858555
                               Fax: 972-3-6858557

                                                               February 25, 2007

FACSIMILE AND FEDERAL EXPRESS
-----------------------------

Simon Worldwide, Inc.
5200 West Century Boulevard,
Los Angeles, California 90045
Attention:  Board of Directors

Yucaipa AEC Associates, LLC
c/o Yucaipa Companies,
9130 W. Sunset Blvd.
Los Angeles, CA 90069

Gentlemen:

      Please find enclosed a draft of the Memorandum of Understanding by and among Simon Worldwide, Inc. (the "Company"), Yucaipa AEC Associates, LLC
("Yucaipa"), and Everest Special Situation Fund, L.P. ("Everest") with respect to the proposed financial restructuring (the "Restructuring") of the Company.
The main points covered in the Memorandum of Understanding are:

      o     The redemption of all outstanding shares of Series A1 Senior
            Cumulative Participating Convertible Preferred Stock ("Series A
            Preferred Stock") of the Company;

      o     In exchange for all the shares of Series A Preferred Stock, the issuance to Yucaipa of that number of shares of Common Stock equal to 70% of the issued and outstanding shares of Common Stock (on a fully diluted basis) immediately after the proposed Restructuring;
            and

      o     The election of two representatives of Everest to the Board of
            Directors of the Company.

      Please note that the Memorandum of Understanding is a proposal for restructuring of the Company, subject to stockholder approval, by Everest, the largest common stockholder of the Company.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

      Everest intends, should Yucaipa and the Company find the proposal acceptable, to work with all parties to consummate the Restructuring as soon as practicable and are ready to commence the preparation of definitive documents and agreements acceptable to all signatories of the Memorandum of Understanding, as well as prepare the necessary documents to solicit proxies from the stockholders of the Company to obtain their consent for the Restructuring. After the Restructuring, we believe that the Company will be well positioned to pursue business acquisition opportunities.

      We hope that the Board of Directors and Yucaipa find it in the best interest of the Company to act immediately on this matter. We believe the provisions embodied in the Memorandum of Understanding should be implemented as soon as practicable and are clearly in the best interest of all constituents. We do not believe that the Company's capital structure is appropriate and we will not hesitate to take action if we cannot come to a mutually agreeable restructuring in the best interest of all constituents. We hope such action will be unnecessary however we believe time is of the essence.

      We look forward to hearing from you to discuss your comments to the
Memorandum of Understanding and to finalize the same as soon as possible.

                                    Sincerely,

                                    /s/ Elchanan Maoz
                                    -------------------------------
                                    Elchanan Maoz

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

                           MEMORANDUM OF UNDERSTANDING

      This Memorandum of Understanding is dated as of February 25, 2007 by and among Simon Worldwide, Inc., a Delaware corporation ("SWWI"), Yucaipa AEC
Associates, LLC, a California limited liability company ("Yucaipa"), and Everest
Special Situations Fund, L.P., a Delaware limited partnership (`Everest").

      WHEREAS, Yucaipa, through one of its affiliates Overseas Toys, L. P., (i)
holds all outstanding shares of Series A1 Senior Cumulative Participating
Convertible Preferred Stock ("Series A Preferred Stock") of SWWI convertible to approximately 18.0% of the outstanding shares of common stock, $.01 par value of
SWWI (the "Common Stock"), (ii) holds three of the seven seats on the Board of
Directors of SWWI; and (iii) is subject to certain agreements including, but not limited, that certain Voting Agreement dated September 1, 1999 by and among
Overseas Toys, L.P. and other shareholders of SWWI and the standstill provision in the Securities Purchase Agreement of the Series A Preferred Stock;

      WHEREAS, the Series A Preferred Stock (i) may be redeemed by SWWI at a price equal to the Adjusted Liquidation Preference (as defined in the
Certificate of Designation, Preferences and Rights of the Series A Preferred
Stock) of each share and (ii) has a liquidation preference over the shares of
Common Stock in the amount of the greater of the (a) Adjusted Liquidation
Preference times number of shares or (b) amount that would have been paid to the holder of the Series A Preferred Stock with respect to Common Stock issuable upon its conversion;

      WHEREAS, Everest owns 2,002,232 shares or 12.0% of the outstanding shares of Common Stock; and

      WHEREAS, Everest has a proposed restructuring of the capitalization of
SWWI (the "Restructuring") and wish to provide for the agreement of SWWI and
Yucaipa, subject to stockholder approval, of the proposed Restructuring in accordance with the terms of this Memorandum of Understanding.

      NOW, THEREFORE, the parties hereto agree, upon and subject to the consummation of the Restructuring, including obtaining all required consents and approvals, as follows:

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

CAPITALIZATION OF THE COMPANY

     1.     Immediately prior to the consummation of the Restructuring, the issued and outstanding shares of the SWWI's capital stock shall consist of 16,673,193 shares of Common Stock (owned by the current common stockholders of SWWI, the "Existing Stockholders") and 32,016
            shares of Series A Preferred Stock.

     2.     Upon consummation of the Restructuring ("Effective Date"), the issued and outstanding shares of the SWWI's capital stock shall consist of 55,577,310 shares of Common Stock and no shares of Series
            A Preferred Stock.

     3.     SWWI shall promptly file proxy materials for a special meeting of stockholders to seek approval of the Restructuring and the amendment to SWWI's Certificate of Incorporation required to carry out the provisions of this Agreement, The Special Meeting shall be held within 10 days of receiving clearance from the Securities and
            Exchange Commission of the proxy materials filed.

     4.     Yucaipa and Everest shall vote all shares of capital stock of SWWI beneficially owned by each of them in favor of all matters requiring a stockholder vote to carry out the provisions of this Agreement.

RESTRUCTURING

EXCHANGE OF SERIES A PREFERRED STOCK:   Upon Effective Date:

     1.     SWWI shall exchange all the outstanding shares of Series A Preferred
            Stock for 38,904,117 shares of Common Stock, which number is equal to 70% of the issued and outstanding shares of Common Stock immediately after the Restructuring. The other 30% of the issued and outstanding shares of Common Stock shall be held by the
            Existing Shareholders of SWWI.  Note that the percentages exclude all outstanding options and warrants to purchase shares of Common
            Stock issued by SWWI, all of  which are exercisable at prices way above the current fair market value of the shares of Common Stock.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

     2.     SWWI shall amend its Certificate of Incorporation to cancel all of the shares of Series A Preferred Stock and to increase the number of authorized shares of Common Stock to 100,000,000 shares.

REPRESENTATION ON THE BOARD OF DIRECTORS: Upon Effective Date:

     1.     SWWI shall cause the Board of Directors to increase the number of directors of SWWI from seven to nine.

     2.     SWWI and Yucaipa shall cause the two vacancies created in the Board of Directors of SWWI to be filled initially with two representatives of Everest (Everest would designate Elchanan Maoz and another representative), such representatives to be named in time to prepare the proxy statements to be mailed to the shareholders of SWWI.

CANCELLATION OF EXISTING AGREEMENTS:  Upon Effective Date:

     1.     SWWI shall cause all agreements and provisions in which SWWI and
            Yucaipa or its affiliates are parties to, as listed in Exhibit A hereto, be terminated effective as of the date of the Effective
            Date.

                            [Signature page follows]

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

      The foregoing is the intent of the undersigned, subject to the preparation, execution and delivery of definitive documents and agreements acceptable to all of the undersigned to the extent they are a party thereto, as well as all approvals required to be obtained by each party. The parties intend to act in good faith to consummate the Restructuring as soon as practicable.
This Memorandum of Understanding does not constitute a legally binding obligation of any party unless definitive agreements are executed and delivered by, and in a form satisfactory to, such party, nor does any party waive any rights it may have to assert any claim against any other party for any matter set forth in the preamble to this Memorandum of Understanding or otherwise.

                                    EVEREST SPECIAL SITUATIONS FUND, L.P.

                                    By: Maoz Everest Fund Management Ltd.,
                                        its General Partner

                                    By: /s/ Elchanan Maoz
                                        ----------------------------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

AGREED:

SIMON WORLDWIDE, INC.

By:
    --------------------------------
    Name:
    Title:

YUCAIPA AEC ASSOCIATES, LLC
OVERSEAS TOYS, L. P.

By:
    --------------------------------
    Name:
    Title:

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 14 of 14 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

                       LIST OF AGREEMENTS TO BE TERMINATED

1.    Voting Agreement, dated September 1, 1999, among Yucaipa, Patrick Brady,
      Allan Brown, Gregory Shlopak, the Shlopak Foundation, Cyrk International
      Foundation and the Eric Stanton Self-Declaration of Revocable Trust.

2.    Standstill provision in that certain Securities Purchase Agreement dated
      September 1, 1999, by and between Simon Worldwide, Inc. and Overseas Toys,
      L.P., an affiliate of Yucaipa.
13D